March 19, 2019

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc.
1455 Market Street, 4th Floor
San Francisco, CA 94103

       Re: Uber Technologies, Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted March 12, 2019
           CIK No. 0001543151

Dear Mr. Khosrowshahi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted March 12, 2019

Key Metrics and Non-GAAP Financial Measures, page 91

1. We are continuing to evaluate your response to comment 8 and may have additional comments.
Notes to Consolidated Financial Statements
Note 14 - Segment Information, page F-52

2. We are continuing to evaluate your responses to comments 34 and 35 in our letter dated
       February 1, 2019 and the CODM financial reporting package information we requested during our call on March 5, 2019. We may have additional comments.
 Dara Khosrowshahi
Uber Technologies, Inc.
March 19, 2019
Page 2

       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams,
Attorney-Advisor, at (202 551-3217 or Anne Nguyen Parker, Assistant Director, at (202) 551-
3611 with any other questions.



                                                          Sincerely,
FirstName LastNameDara Khosrowshahi
                                                          Division of
Corporation Finance
Comapany NameUber Technologies, Inc.
                                                          Office of
Transportation and Leisure
March 19, 2019 Page 2
cc:       Dave Peinsipp, Esq.
FirstName LastName